SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM   NT 10-Q

FOR THE QUARTER PERIOD ENDED DECEMBER 31, 1999

DATAWORLD SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

11-2816128
(I.R.S. Employer Identification Number)

THE COMPANY REQUESTS AN EXTENTION TO FILE THE QUARTERLY REPORT OF FORM 10-Q DUE TO THE IMPLEMENTATION OF ITS NEW COMPUTER SYSTEM AND TIME REQUIRED TO RECONCILE ITS ACCOUNTS AS OF DECEMBER 31, 1999.



                                  DATAWORLD SOLUTIONS, INC.

                                  By: /s/ Nicholas T. Hutzel
                                          -------------------
                                          Controller